

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

<u>Via E-mail</u>
Eugenio Gigogne
Chief Financial Officer
Corpbanca
Rosario Norte 660
Las Condes
Santiago, Chile

    Re: Corpbanca
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed May 15, 2014
              File No. 001-32305

Dear Mr. Gigogne:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Angela Connell for

                                  Stephanie J. Ciboroski
                                  Senior Assistant Chief Accountant